UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

On2 Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68338A-10-7

(CUSIP Number)

June 4, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68338A-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Travelers Companies, Inc. IRS# 41-0518860

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

6.

Shared Voting Power
The St. Paul Travelers Companies, Inc. (“Inc.”), through its wholly-owned indirect subsidiary, The Travelers Indemnity Company (“INDY”), beneficially owns 5,785,530 shares of the Issuer’s common stock by virtue of INDY’s ownership of (i) 1,849,057 shares of Series C-IV Preferred Stock (convertible into 2,792,257 shares of common stock) and (ii) 2,176,876 shares of Series C-V Preferred Stock (convertible into 2,993,273 shares of common stock).*

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 5,785,530 shares (see remark in Item 6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,785,530 shares (see remark in Item 6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
7.6%, based on 76,586,147 shares of common stock outstanding as set for in the Issuer’s 10-QSB for the period ending March 31, 2004 (or 7.0% on a diluted basis after giving effect to the conversion of all shares of preferred stock held by the reporting person).

12.	Type of Reporting Person (See Instructions) HC

*The St. Paul Companies Inc. (“St. Paul”) and Travelers Property Casualty Corp (“TPC”), the ultimate parent of INDY, merged effective as of April 1, 2004 (the “Merger”). As part of the Merger, St. Paul changed its name to The St. Paul Travelers Companies, Inc. (“Inc.”), and TPC became a wholly-owned subsidiary of Inc.  Travelers Insurance Group Holdings, Inc. (“TIGHI”) is a wholly-owned subsidiary of TPC, and The Travelers Indemnity Company (“INDY”) is a wholly-owned subsidiary of TIGHI.  Consequently, each of Inc., TPC and TIGHI may be deemed to benefically own the shares held by INDY.  Prior to the Merger, Citigroup Alternative Investments LLC (“CAI”) managed investments on behalf of INDY.  As a result of the Merger, such investments will be managed in-house.  Effective June 4, 2004, CAI no longer managed investments in the Issuer’s securities on behalf of INDY and no longer beneficially owned such securities.  CAI is a wholly owned subsidiary of Citigroup Investments Inc., which is a wholly owned subsidiary of Citigroup Inc.

CUSIP No. 68338A-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Travelers Property Casualty Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

6.

Shared Voting Power
The St. Paul Travelers Companies, Inc. (“Inc.”), through its wholly-owned indirect subsidiary, The Travelers Indemnity Company (“INDY”), beneficially owns 5,785,530 shares of the Issuer’s common stock by virtue of INDY’s ownership of (i) 1,849,057 shares of Series C-IV Preferred Stock (convertible into 2,792,257 shares of common stock) and (ii) 2,176,876 shares of Series C-V Preferred Stock (convertible into 2,993,273 shares of common stock).*

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 5,785,530 shares (see remark in Item 6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,785,530 shares (see remark in Item 6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
7.6%, based on 76,586,147 shares of common stock outstanding as set for in the Issuer’s 10-QSB for the period ending March 31, 2004 (or 7.0% on a diluted basis after giving effect to the conversion of all shares of preferred stock held by the reporting person).

12.	Type of Reporting Person (See Instructions) HC

*The St. Paul Companies Inc. (“St. Paul”) and Travelers Property Casualty Corp (“TPC”), the ultimate parent of INDY, merged effective as of April 1, 2004 (the “Merger”). As part of the Merger, St. Paul changed its name to The St. Paul Travelers Companies, Inc. (“Inc.”), and TPC became a wholly-owned subsidiary of Inc.  Travelers Insurance Group Holdings, Inc. (“TIGHI”) is a wholly-owned subsidiary of TPC, and The Travelers Indemnity Company (“INDY”) is a wholly-owned subsidiary of TIGHI.  Consequently, each of Inc., TPC and TIGHI may be deemed to benefically own the shares held by INDY.  Prior to the Merger, Citigroup Alternative Investments LLC (“CAI”) managed investments on behalf of INDY.  As a result of the Merger, such investments will be managed in-house.  Effective June 4, 2004, CAI no longer managed investments in the Issuer’s securities on behalf of INDY and no longer beneficially owned such securities.  CAI is a wholly owned subsidiary of Citigroup Investments Inc., which is a wholly owned subsidiary of Citigroup Inc.

CUSIP No. 68338A-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Travelers Insurance Group Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

6.

Shared Voting Power
The St. Paul Travelers Companies, Inc. (“Inc.”), through its wholly-owned indirect subsidiary, The Travelers Indemnity Company (“INDY”), beneficially owns 5,785,530 shares of the Issuer’s common stock by virtue of INDY’s ownership of (i) 1,849,057 shares of Series C-IV Preferred Stock (convertible into 2,792,257 shares of common stock) and (ii) 2,176,876 shares of Series C-V Preferred Stock (convertible into 2,993,273 shares of common stock).*

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 5,785,530 shares (see remark in Item 6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,785,530 shares (see remark in Item 6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
7.6%, based on 76,586,147 shares of common stock outstanding as set for in the Issuer’s 10-QSB for the period ending March 31, 2004 (or 7.0% on a diluted basis after giving effect to the conversion of all shares of preferred stock held by the reporting person).

12.	Type of Reporting Person (See Instructions) HC

*The St. Paul Companies Inc. (“St. Paul”) and Travelers Property Casualty Corp (“TPC”), the ultimate parent of INDY, merged effective as of April 1, 2004 (the “Merger”). As part of the Merger, St. Paul changed its name to The St. Paul Travelers Companies, Inc. (“Inc.”), and TPC became a wholly-owned subsidiary of Inc.  Travelers Insurance Group Holdings, Inc. (“TIGHI”) is a wholly-owned subsidiary of TPC, and The Travelers Indemnity Company (“INDY”) is a wholly-owned subsidiary of TIGHI.  Consequently, each of Inc., TPC and TIGHI may be deemed to benefically own the shares held by INDY.  Prior to the Merger, Citigroup Alternative Investments LLC (“CAI”) managed investments on behalf of INDY.  As a result of the Merger, such investments will be managed in-house.  Effective June 4, 2004, CAI no longer managed investments in the Issuer’s securities on behalf of INDY and no longer beneficially owned such securities.  CAI is a wholly owned subsidiary of Citigroup Investments Inc., which is a wholly owned subsidiary of Citigroup Inc.

CUSIP No. 68338A-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Travelers Indemnity Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

6.

Shared Voting Power
The St. Paul Travelers Companies, Inc. (“Inc.”), through its wholly-owned indirect subsidiary, The Travelers Indemnity Company (“INDY”), beneficially owns 5,785,530 shares of the Issuer’s common stock by virtue of INDY’s ownership of (i) 1,849,057 shares of Series C-IV Preferred Stock (convertible into 2,792,257 shares of common stock) and (ii) 2,176,876 shares of Series C-V Preferred Stock (convertible into 2,993,273 shares of common stock).*

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 5,785,530 shares (see remark in Item 6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,785,530 shares (see remark in Item 6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
7.6%, based on 76,586,147 shares of common stock outstanding as set for in the Issuer’s 10-QSB for the period ending March 31, 2004 (or 7.0% on a diluted basis after giving effect to the conversion of all shares of preferred stock held by the reporting person).

12.	Type of Reporting Person (See Instructions) IC

*The St. Paul Companies Inc. (“St. Paul”) and Travelers Property Casualty Corp (“TPC”), the ultimate parent of INDY, merged effective as of April 1, 2004 (the “Merger”). As part of the Merger, St. Paul changed its name to The St. Paul Travelers Companies, Inc. (“Inc.”), and TPC became a wholly-owned subsidiary of Inc.  Travelers Insurance Group Holdings, Inc. (“TIGHI”) is a wholly-owned subsidiary of TPC, and The Travelers Indemnity Company (“INDY”) is a wholly-owned subsidiary of TIGHI.  Consequently, each of Inc., TPC and TIGHI may be deemed to benefically own the shares held by INDY.  Prior to the Merger, Citigroup Alternative Investments LLC (“CAI”) managed investments on behalf of INDY.  As a result of the Merger, such investments will be managed in-house.  Effective June 4, 2004, CAI no longer managed investments in the Issuer’s securities on behalf of INDY and no longer beneficially owned such securities.  CAI is a wholly owned subsidiary of Citigroup Investments Inc., which is a wholly owned subsidiary of Citigroup Inc.

Item 1.
	(a)	Name of Issuer On2 Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 21 Corporate Drive Suite 103 Clifton Park, NY 12065

Item 2.
(a)

Name of Person Filing
The St. Paul Travelers Companies, Inc. (“Inc.”), Travelers Property Casualty Corp. (“TPC”), Travelers Insurance Group Holdings, Inc. (“TIGHI”) and The Travelers Indemnity Company (“INDY”)

(b)

Address of Principal Business Office or, if none, Residence
The address for Inc. is 385 Washington Street, Mail Code 515A, St. Paul, MN 55102.

The address for TPC, TIGHI and INDY is One Tower Square, Hartford, CT 06183.

	(c)	Citizenship Inc. is a Minnesota corporation, TPC and INDY are Connecticut corporations, and TIGHI is a Delaware corporation.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”) of the Issuer
	(e)	CUSIP Number 68338A-10-7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The St. Paul Travelers Companies, Inc. (“Inc.”), through its wholly-owned indirect subsidiary, The Travelers Indemnity Company (“INDY”), beneficially owns 5,785,530 shares of the Issuer’s common stock by virtue of INDY’s ownership of (i) 1,849,057 shares of Series C-IV Preferred Stock (convertible into 2,792,257 shares of common stock) and (ii) 2,176,876 shares of Series C-V Preferred Stock (convertible into 2,993,273 shares of common stock).*

(b)

Percent of class:

The shares reported in Item 4(a), above, constitute 7.6% of the oustanding shares of common stock of the Issuer, based on 76,586,147 shares of common stock outstanding as set for in the Issuer’s 10-QSB for the period ending March 31, 2004 (or 7.0% on a diluted basis after giving effect to the conversion of all shares of preferred stock held by the reporting person).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None
(ii) Shared power to vote or to direct the vote 5,785,530 (see remark in Item 4(a) above)
(iii) Sole power to dispose or to direct the disposition of None
(iv) Shared power to dispose or to direct the disposition of 5,785,530 (see remark in Item 4(a) above)

*The St. Paul Companies Inc. (“St. Paul”) and Travelers Property Casualty Corp (“TPC”), the ultimate parent of INDY, merged effective as of April 1, 2004 (the “Merger”). As part of the Merger, St. Paul changed its name to The St. Paul Travelers Companies, Inc. (“Inc.”), and TPC became a wholly-owned subsidiary of Inc.  Travelers Insurance Group Holdings, Inc. (“TIGHI”) is a wholly-owned subsidiary of TPC, and The Travelers Indemnity Company (“INDY”) is a wholly-owned subsidiary of TIGHI.  Consequently, each of Inc., TPC and TIGHI may be deemed to benefically own the shares held by INDY.  Prior to the Merger, Citigroup Alternative Investments LLC (“CAI”) managed investments on behalf of INDY.  As a result of the Merger, such investments will be managed in-house.  Effective June 4, 2004, CAI no longer managed investments in the Issuer’s securities on behalf of INDY and no longer beneficially owned such securities.  CAI is a wholly owned subsidiary of Citigroup Investments Inc., which is a wholly owned subsidiary of Citigroup Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
The Travelers Indemnity Company

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2004
Date
THE ST. PAUL TRAVELERS COMPANIES, INC.

/Bruce A. Backberg/
Signature

Bruce A. Backberg, Senior Vice President
Name/Title

TRAVELERS PROPERTY CASUALTY CORP.

/Bruce A. Backberg/
Signature

Bruce A. Backberg, Senior Vice President
Name/Title

TRAVELERS INSURANCE GROUP HOLDINGS, INC.

/Bruce A. Backberg/
Signature

Bruce A. Backberg, Senior Vice President
Name/Title

THE TRAVELERS INDEMNITY COMPANY

/Bruce A. Backberg/
Signature

Bruce A. Backberg, Senior Vice President
Name/Title

EXHIBIT LIST

Exhibit	Description
99.1	Joint Filing Agreement among the Reporting Persons